As filed with the Securities and Exchange Commission on June 17, 2002



                                    FORM N-8F
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act

                             THE MALLARD FUND, INC.
                               (Name of Applicant)

                               File No.: 811-07861
                (Securities and Exchange Commission File Number)

                          500 Grant Street, Suite 2226
                         Pittsburgh, Pennsylvania 15219
                     (Address of Principal Executive Office)



                         Copies of Notice and Order to:

         William S. Dietrich II, President and Chief Investment Officer
                             The Mallard Fund, Inc.
                          500 Grant Street, Suite 2226
                         Pittsburgh, Pennsylvania 15219

                              Arthur J. Brown, Esq.
                           Kirkpatrick & Lockhart LLP
                         1800 Massachusetts Avenue, N.W.
                           Washington, D.C. 20036-1800

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I.    GENERAL IDENTIFYING INFORMATION

1.    Reason fund is applying to deregister:

      [ ]  Merger
      [X]  Liquidation
      [ ]  Abandonment of Registration
      [ ]  Election of status as a Business Development Company

2.    Name of fund:  The Mallard Fund, Inc.

3.    Securities and Exchange Commission File No.:  811-07861

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [X]   Initial Application     [  ]  Amendment

5.    Address of Principal Executive Office:

      500 Grant Street
      Suite 2226
      Pittsburgh, Pennsylvania  15219

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Mark C. Amorosi, Esq.
      Kirkpatrick & Lockhart LLP
      1800 Massachusetts Avenue, N.W.
      Washington, D.C.  20036-1800
      (202) 778-9351

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act:

      The Mallard Fund, Inc.
      500 Grant Street
      Suite 2226
      Pittsburgh, Pennsylvania  15219

8.    Classification of fund:

            [X]  Management company;
            [ ]  Unit investment trust; or

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            [ ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

            [ ]  Open-end          [X] Closed-end

10.   State law under which the fund was organized or formed:

      The fund was organized as a Maryland corporation.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Sub-advisers

      Cambridge Advisors, Inc.
      One Winthrop Square
      Boston, MA  02110

      Cambridge Capital Advisors, Inc.
      One Winthrop Square
      Boston, MA  02110

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

      Rodney Square Distributors, Inc.
      Rodney Square North
      1100 North Market Street
      Wilmington, DE  19890-0001

13.   If the fund is a unit investment trust ("UIT") provide:

      (a) Depositor's name(s) and address(es):

      (b) Trustee's name(s) and address(es):

      Not Applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [ ]  Yes   [X]  No

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      If Yes, for each UIT state:
      Name(s):
      File No.:  811-______
      Business Address:

      Not Applicable.

15.   (a)   Did the fund obtain approval from the board of directors  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]  Yes    [ ]  No

            If Yes, state the date on which the board vote took place:

            December 14, 2001

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]  Yes    [ ]  No

            If Yes, state the date on which the shareholder vote took place:

            December 14, 2001

            If No, explain:

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II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X]  Yes    [X]  No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

            December 31, 2001       January 17, 2002
            January 1, 2002         January 18, 2002
            January 2, 2002         January 25, 2002
            January 4, 2002         March 19, 2002
            January 10, 2002        March 26, 2002
            January 16, 2002        March 27, 2002

      (b)   Were the distributions made on the basis of net assets?

            [X]  Yes    [ ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [X]  Yes    [ ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For mergers, provide the exchange ratio(s) used and explain how it was calculated.

            Not applicable.

      (e)   Liquidations only:

            Were any distributions to shareholders made in kind?

            [X]  Yes    [ ]  No

            If yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

            William S. Dietrich II Charitable Remainder Annuity Trust, 81.7%; William S. Dietrich II Charitable Remainder Unitrust, 15.3%; and William S. Dietrich II Charitable Remainder Unitrust II, 3.0%

17.   Closed-end funds only:  .
      Has the fund issued senior securities?

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            [ ]  Yes   [X]  No

      If  Yes,   describe   the  method  of   calculating   payments  to  senior
      securityholders and distributions to other shareholders: Not applicable.

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

      [X]  Yes    [ ]  No

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?
      (b)   Describe the relationship of each remaining shareholder to the fund:

            Not applicable.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [ ]  Yes   [X]  No

      If Yes, describe briefly the plans (if any) for distributing to, or
      preserving the interests of, those shareholders:   Not applicable.

III.  ASSETS AND LIABILITIES

20.   Does the fund have any assets as of the date this form is filed?

            [ ] Yes    [X] No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
      (b)   Why has the fund retained the remaining assets?
      (c)   Will the remaining assets be invested in securities?

            [ ] Yes          [ ] No

            Not applicable.

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21.   Does  the  fund  have  any  outstanding   debts  (other  than  face-amount
      certificates if the fund is a face-amount certificate company) or any other liabilities?

            [ ] Yes          [X] No

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:
      (b) How does the fund intend to pay these outstanding debts or other liabilities?

            Not applicable.

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal expenses:                                 $  5041.50

            (ii)  Accounting expenses:                                     0

            (iii) Other expenses (list and identify separately):
                        Registered Agent Service                      197.00
                        Filing Articles of Dissolution                270.72
                        Postage                                            0
                        Printing:                                          0
                        Proxy Solicitation:                                0

            (iv)  Total expenses (sum of lines (i)-(iii) above)   $  5509.22


      (b)   How were those expenses allocated?

            One hundred percent (100%) of the expenses were allocated to The Mallard Fund, Inc.

      (c)   Who paid those expenses?   The Mallard Fund, Inc.


      (d)   How did the fund pay for unamortized expenses (if any)?

                  Not Applicable.

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23.   Has  the  fund  previously  filed  an  application  for  an  order  of the
      Commission regarding the Merger or Liquidation?

            [ ] Yes          [X] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: Not applicable.

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

            [ ] Yes          [X] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: Not applicable.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

            [ ] Yes          [X] No

      If Yes, describe the nature and extent of those activities: Not applicable.

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:

      (b)   State  the  Investment   Company  Act  file  number  of  the  fund
            surviving the Merger:

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

      Not Applicable.
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                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Mallard Fund, Inc., (ii) he is the President and Chief Investment Officer of The Mallard Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



Date:  June 14, 2002                            /s/ William S. Dietrich II
                                                ------------------------------
                                                Name:  William S. Dietrich II
                                                Title: President and
                                                       Chief Investment Officer




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